SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                           Artesyn Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    043127109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 12, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      043127109              SCHEDULE 13D         PAGE 2 OF 7 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                3,869,200

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     3,869,200

                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                3,869,200

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      043127109              SCHEDULE 13D         PAGE 3 OF 7 PAGES
------------------------------                             ---------------------


ITEM 1.           SECURITY AND ISSUER.

          This statement on Schedule 13D relates to the shares ("Shares") of common stock, $0.01 par value (the "Shares"), of Artesyn Technologies, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 7900 Glades Rd., Suite 500, Boca Raton, FL 33434.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is a private money management firm which holds the Shares of the Issuer in various accounts under its management and control. The principals of the Reporting Person are Barry Rosenstein and Gary Claar (the "Principals").

         (b) The principal business address of the Reporting Person and the Principals is 201 Post Street, Suite 1000, San Francisco, California 94108.

         (c) The principal business of the Reporting Person and the Principals is investing for accounts under their management.

         (d) Neither the Reporting Person nor the Principals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither the Reporting Person nor the Principals has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Of the 3,869,200 Shares reported herein by the Reporting Person, 3,869,200 Shares were acquired at an aggregate purchase price of approximately $29,862,729. The Shares beneficially owned by the Reporting Person were acquired with investment funds in accounts under management.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Person originally acquired Shares for investment in the ordinary course of business. The Reporting Person believes that the Shares at current market prices are undervalued and represent an attractive investment opportunity. In addition, the Reporting Person believes that the Issuer should actively pursue strategic options to maximize shareholder value, including a sale of the entire company or a sale of one or more business segments with a distribution of the proceeds to the shareholders, or other value-maximizing alternatives, and will communicate this to the Issuer.

         Neither the Reporting Person nor the Principals has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein.

         The Reporting Person intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors (the "Board"), other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's

------------------------------                             ---------------------
CUSIP NO.      043127109              SCHEDULE 13D         PAGE 4 OF 7 PAGES
------------------------------                             ---------------------


financial position and strategic direction, the outcome of the discussions referenced above, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deem appropriate including, without limitation, purchasing additional shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred to in Item 4.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 39,548,901 Shares outstanding, which is the total number of Shares outstanding as of April 29, 2005 as reported in the Issuer's quarterly report on form 10-Q filed on May 5, 2005.

         As of the close of business on May 23, 2005, the Reporting Person may be deemed to beneficially own 3,869,200 Shares constituting approximately 9.8% of the Shares outstanding.

         (b) The Reporting Person has sole voting and dispositive powers over the 3,333,400 Shares reported herein, which powers are exercised by the Principals.

         (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed on Exhibit A hereto were effected in open market purchases on Nasdaq National Market through various brokerage entities.

         (d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

------------------------------                             ---------------------
CUSIP NO.      043127109              SCHEDULE 13D         PAGE 5 OF 7 PAGES
------------------------------                             ---------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1. Exhibit A - Transactions in the Shares by the Reporting Person during the past 60 days.

---------------------------                                 -------------------
CUSIP NO.      043127109             SCHEDULE 13D           PAGE 6 OF 7 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2005


                                           JANA PARTNERS LLC


                                           By: /s/ Barry Rosenstein
                                               ---------------------------
                                               Name: Barry Rosenstein
                                               Title:   Managing Partner


                                           By: /s/ Gary Claar
                                               ---------------------------
                                               Name: Gary Claar
                                               Title:  Managing Director

---------------------------                                 -------------------
CUSIP NO.      043127109             SCHEDULE 13D           PAGE 7 OF 7 PAGES
---------------------------                                 -------------------

                                  EXHIBIT INDEX


1. Exhibit A - Transactions in the Shares by the Reporting Person during the past 60 days.